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                               March 26, 2024

       Kevin Cox
       Chief Executive Officer
       Energys Group Limited
       Franklyn House, Daux Road
       Billingshurst, West Sussex
       RH149SJ
       United Kingdom

                                                        Re: Energys Group
Limited
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed March 22,
2024
                                                            File No. 333-275956

       Dear Kevin Cox:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form F-1 filed March 22,
2024

       Cover Page

   1. Given the substantial portion of your shares being registered for resale and the short period those shares
have been held since being initially sold by your controlling shareholder, Moonglade,
to Majestic Dragon Investment Co. Limited on February 1, 2024
                                                        and transferred to
Mssrs. To and Lee, please provide us with an analysis of your basis for determining that it is
appropriate to characterize the resale offering as a secondary offering under Securities Act
Rule 415(a)(1)(i), as opposed to an indirect primary offering. For guidance, refer to
Securities Act Rules Compliance & Disclosure Interpretation 612.09.
 Kevin Cox
FirstName  LastNameKevin Cox
Energys Group  Limited
Comapany
March      NameEnergys Group Limited
       26, 2024
March2 26, 2024 Page 2
Page
FirstName LastName
2. It appears that the resale offering will occur concurrently with your initial public offering.
         Please revise your disclosure throughout your registration statement to clarify when, in relation to the primary firm commitment offering, the selling shareholders are offering their shares, and at what price.
Use of Proceeds, page 35

3. Please include all of the information that may not be excluded pursuant to Rule 430A in a pre-effective amendment.
      Please contact Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-
551-3518 or Pam Howell at 202-551-3357 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Celia Velletri